Exhibit 12.1

First Merchants Corporation

Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
(Consolidated basis; Dollar amounts in thousands)	2018	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$140,476	$133,594	$108,660	$91,049	$81,552	$59,207
Add: Fixed charges, excluding interest on deposits	14,538	15,163	12,454	11,091	11,250	7,385

Earnings available for fixed charges, excluding interest on deposits	155,014	148,757	121,114	102,140	92,802	66,592
Add: Interest on deposits	34,852	23,806	15,914	14,855	11,678	10,053

Earnings available for fixed charges, including interest on deposits	$189,866	$172,563	$137,028	$116,995	$104,480	$76,645

Fixed Charges:
Interest expense, excluding interest on deposits	$13,466	$13,806	$10,925	$9,939	$10,164	$6,516
Estimated interest component of rents	1,072	1,357	1,529	1,152	1,086	869

Total fixed charges, excluding interest on deposits	14,538	15,163	12,454	11,091	11,250	7,385
Add: Interest on deposits	34,852	23,806	15,914	14,855	11,678	10,053

Total fixed charges, including interest on deposits	$49,390	$38,969	$28,368	$25,946	$22,928	$17,438

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	10.66	9.81	9.73	9.21	8.25	9.02
Including interest on deposits	3.84	4.43	4.83	4.51	4.56	4.40